NO ACT

PE
3-27-09

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-4561

DIVISION OF
CORPORATION FINANCE

[redacted]

09011607

Received SEC

MAY 13 2009

Washington, DC 20549

May 13, 2009

Kate L. Bechen
Michael Best & Friedrich LLP
100 East Wisconsin Avenue
Suite 3300
Milwaukee, WI 53202-4108

Act: 1934
Section:
Rule: 14a-8
Public
Availability: 05-13-09

Re: Anchor BanCorp Wisconsin Inc.
Incoming letter dated March 27, 2009

Dear Ms. Bechen:

This is in response to your letter dated March 27, 2009 concerning the shareholder proposal submitted to Anchor BanCorp by Rebecca L. Yakes. Our response is attached to the enclosed photocopy of your correspondence. By doing this, we avoid having to recite or summarize the facts set forth in the correspondence. Copies of all of the correspondence also will be provided to the proponent.

In connection with this matter, your attention is directed to the enclosure, which sets forth a brief discussion of the Division's informal procedures regarding shareholder proposals.

Sincerely,

Heather L. Maples
Senior Special Counsel

Enclosures

cc: Rebecca L. Yakes
FISMA & OMB Memorandum M-07-16

May 13, 2009

Response of the Office of Chief Counsel
<u>Division of Corporation Finance</u>

Re: Anchor BanCorp Wisconsin Inc.
Incoming letter dated March 27, 2009

The proposal requests that the board adopt a policy that the chairman be an independent outside director who is not related by blood or marriage to, or has not previously served as, an executive officer of the company and that provides for the selection of a new independent outside chairman if the chairman resigns or retires from that position between annual meetings of shareholders.

We are unable to concur in your view that Anchor BanCorp may exclude the proposal under rule 14a-8(i)(10). Accordingly, we do not believe that Anchor BanCorp may omit the proposal from its proxy materials in reliance on rule 14a-8(i)(10).

Sincerely,

Raymond A. Be
Special Counsel

DIVISION OF CORPORATION FINANCE
INFORMAL PROCEDURES REGARDING SHAREHOLDER PROPOSALS

The Division of Corporation Finance believes that its responsibility with respect to matters arising under Rule 14a-8 [17 CFR 240.14a-8], as with other matters under the proxy rules, is to aid those who must comply with the rule by offering informal advice and suggestions and to determine, initially, whether or not it may be appropriate in a particular matter to recommend enforcement action to the Commission. In connection with a shareholder proposal under Rule 14a-8, the Division's staff considers the information furnished to it by the Company in support of its intention to exclude the proposals from the Company's proxy materials, as well as any information furnished by the proponent or the proponent's representative.

Although Rule 14a-8(k) does not require any communications from shareholders to the Commission's staff, the staff will always consider information concerning alleged violations of the statutes administered by the Commission, including argument as to whether or not activities proposed to be taken would be violative of the statute or rule involved. The receipt by the staff of such information, however, should not be construed as changing the staff's informal procedures and proxy review into a formal or adversary procedure.

It is important to note that the staff's and Commission's no-action responses to Rule 14a-8(j) submissions reflect only informal views. The determinations reached in these no-action letters do not and cannot adjudicate the merits of a company's position with respect to the proposal. Only a court such as a U.S. District Court can decide whether a company is obligated to include shareholder proposals in its proxy materials. Accordingly a discretionary determination not to recommend or take Commission enforcement action, does not preclude a proponent, or any shareholder of a company, from pursuing any rights he or she may have against the company in court, should the management omit the proposal from the company's proxy material.

MICHAEL BEST
& FRIEDRICH LLP

Michael Best & Friedrich LLP
Attorneys at Law
100 East Wisconsin Avenue
Suite 3300
Milwaukee, WI 53202-4108
Phone 414.271.6560
Fax 414.277.0656

Kate L. Bechen
Direct 414.225.4956
Email klbechen@michaelbest.com

March 27, 2009

VIA EMAIL AND FEDEX

Securities and Exchange Commission
Division of Corporation Finance
Office of Chief Counsel
100 F Street, N.E.
Washington, D.C. 20549

Re: Proposed Omission of Shareholder Proposal Submitted by Rebecca Yakes to Anchor Bancorp Wisconsin, Inc.

Dear Ladies and Gentlemen:

On behalf of Anchor Bancorp Wisconsin, Inc., a Wisconsin corporation (the "Company"), and pursuant to Rule 14a-8 promulgated under the Securities Exchange Act of 1934, as amended (the "Exchange Act"), we request confirmation that the staff of the Division of Corporation Finance (the "Staff") will not recommend enforcement action to the Securities and Exchange Commission (the "Commission") if the Company omits the proposal and supporting statement submitted by Rebecca Yakes (the "Proponent") from its proxy materials for the Company's 2009 Annual Meeting of Stockholders (the "2009 Annual Meeting").

The 2009 Annual Meeting is scheduled for July 28, 2009. The Company currently intends to file its definitive 2009 proxy materials with the Commission on or about June 17, 2009. Accordingly, this letter is timely and made in accordance with the requirements of Rule 14a-8(j) promulgated under the Exchange Act.

Pursuant to Rule 14a-8(j) promulgated under the Exchange Act, enclosed are: (i) six copies of the Proposal and supporting statement and, (ii) six copies of this letter, which includes an explanation of why the Company believes that it may exclude the Proposal from its proxy materials for the 2009 Annual Meeting.

A copy of this letter is also being sent to the Proponent as notice of the Company's intent to omit the Proposal from the Company's proxy materials for the 2009 Annual Meeting.

THE PROPOSAL

In a letter dated February 10, 2009, the Proponent submitted the following shareholder proposal (the "Proposal") with a supporting statement:

> Resolved, that the stockholders of the Corporation request the Board of Directors to adopt a policy that the Board's Chairman be an independent outside director who is (1) not related by blood or marriage to any Executive Officers of the Corporation or (2) who has not previously served as an Executive Officer of the Corporation. The policy should also provide for the selection of a new independent outside Chairman if the current Chairman resigns or retires from that position between annual meetings of shareholders.

A copy of the Proponent's cover letter, this Proposal and the supporting statement is attached to this letter as Exhibit A.

Please note that the "Corporation" referred to in the Proposal is the Company.

The Company is continuing to communicate with the Proponent in order to have the Proponent withdraw the Proposal, but no resolution has yet been reached.

DISCUSSION

The Company intends to exclude the Proposal from its proxy statement and form of proxy for its 2009 Annual Meeting. We believe the Proposal may be excluded under Rule 14a-8(i)(10) because the Proposal relates to items that the Company has already substantially implemented. The Proposal directs the Board of Directors to adopt a policy that ensures the Chairman is an independent director and not previously an executive officer of the Company. The Proposal may be excluded under Rule 14a-8(i)(10) because the Company has already created the position of Lead Director which substantially addresses the concerns and implements the goals outlined in the Proposal.

The primary purpose of the Proposal is to provide independent oversight of management and the Company by the Board of Directors. The Company has already met these objectives. On February 9, 2009, the Company announced that the current Chairman and Chief Executive Officer ("CEO") will step down during the third quarter of calendar 2009. Further, in the same announcement, the Company announced the creation of a Lead Director position, substantially implementing the Proposal. It is becoming increasingly common for companies to appoint a Lead Director from among the company's independent directors. The Company's Lead Director is an outside independent director who provides regular, ongoing reports to the Company's Board of Directors and who actively reviews management and the ongoing operations of the Company. The Lead Director consults with and assists management both in day-to-day operations and in developing and achieving short and long-term goals and strategies for the Company. The Company's Board of Directors is currently revising its bylaws to memorialize the Lead Director position. The press release announcing the Lead Director position and the current Chairman and CEO's transition is attached to this letter as Exhibit B.

Companies are not required to implement every detail of a proposal to warrant exclusion under Rule 14a-8(i)(10). Release No. 34-20091 (August 16, 1983). Rather, a company need only have appropriately addressed the concerns underlying such a proposal. In this regard, it is not necessary that the actions called for by a proposal be "fully effected" in order for the proposal to be excluded under Rule 14a-8(i)(10). Release No. 34-19135 (October 14, 1982). All that is required is that the requested action be "substantially implemented" by the company. *Id.*; also see *Exxon Mobil Corporation* (March 17, 2006). Accordingly, shareholder proposals may be excluded when the company has implemented the essential objective of the proposal, even where the actions sought by the shareholder and the company's actions are not identical. See *AMR Corporation* (April 17, 2000); *Masco Corporation* (March 15, 1999); *Erie Indemnity Company* (March 15, 1999). By creating the position of Lead Director and filling that position with an independent outside director (prior to even receiving the Proposal), the Company has not merely considered the goals of and actions sought by the Proponent, it has substantially implemented the Proposal.

C. Conclusion

On the basis of the action previously taken by the Company and the aforementioned no-action positions, we believe that the no-action relief requested by the Company would be appropriate in the instant situation. The independent Lead Director position created and filled by the Company substantially addresses the concerns and implements the goals outlined in the Proposal by creating an independent director position that oversees the ongoing operations of the Company and, therefore, the Proposal is excludable under Rule 14a-8(i)(10).

Sincerely,

MICHAEL BEST & FRIEDRICH LLP

Kate L. Bechen

Kate L. Bechen

MICHAEL BEST & FRIEDRICH LLP

<u>Exhibit A</u>

Proponent's Cover Letter,

Proposal and Supporting Statement

Feb. 10, 2009

Anchor Bancorp Wisconsin, Inc.
25 West Main Street
Madison, WI 53703
Attn: Mark D. Timmerman, Executive Vice President and Secretary

Re: Shareholder Proposal

Dear Mr. Timmerman:

Enclosed please find the Shareholder Proposal I am submitting to you pursuant to the rules outlined in the 2008 Anchor Annual Report. The Resolution has been prepared with the appropriate introduction, opening statement, the Resolution itself, and the Shareholder Supporting Statement.

In the event you have any question concerning this matter, I can be reached at the address and phone # set forth below. Thank you.

Very Truly Yours,

Rebecca L Yakes

Rebecca L. Yakes

Address:

*** FISMA & OMB Memorandum M-07-16 ***

Ph: *** FISMA & OMB Memorandum M-07-16 ***

Shareholder Proposal that the Board of Directors of Anchor Bancorp Wisconsin, Inc. (Corporation) Adopt a Policy that the Chairman of the Board be an independent outside Director who is not related to, nor Previously Served as an Executive Officer of the Corporation.

Rebecca L. Yakes, *** FISMA & OMB Memorandum M-07-16 *** , the owner of 3364 shares of the Corporation common stock, has given notice of her intent to introduce the following resolution at the Annual Meeting:

Resolved, that the stockholders of the Corporation request the Board of Directors to adopt a policy that the Board's Chairman be an independent outside director who is (1) not related by blood or marriage to any Executive Officers of the Corporation or (2) who has not previously served as an Executive Officer of the Corporation. The policy should also provide for the selection of a new independent outside Chairman if the current Chairman resigns or retires from that position between annual meetings of shareholders.

Shareholders' Supporting Statement:

It is the responsibility of the Board of Directors under Wisconsin law to manage the business and affairs of the Corporation. This includes the independent review and supervision of the management of the Corporation. The most important of the Board's duties in regard to the management is the oversight of the activities of the Chief Executive Officer (CEO) of the Corporation.

At the present time Douglas J. Timmerman holds the titles of Chairman of the Board, President and Chief Executive Officer of the Corporation as well as director and Chairman of the Board of Anchor Bank fsb (Bank), its principal operating subsidiary. Mark D. Timmerman, son of Douglas J. Timmerman, is a director, Executive Vice President, Secretary and General Counsel of the Corporation and director, President and Chief Executive Officer of Anchor Bank, fsb. With two individuals, father and son, the offices of the Chairman of the Board, President and Chief Executive Officer of both the Corporation and the Bank, the three most powerful and authoritative positions of any Corporation, there is not effective oversight of the activities of the Corporation.

With this scheme of dominance over the business and affairs of the Corporation and the Bank, the Shareholders are not adequately protected. There is no adequate framework of checks and balances over the activities of these two individuals. An independent outside director would produce a substantial degree of oversight of the management of the Corporation that is now missing.

In particular, by electing an independent outside director a Chairman, the leadership of the Corporation will have a new focus, shareholders will be better protected from future actions of the management and the chain of dominance, dynasty and nepotism would be broken. This Corporation and its Bank are not the personal entity of any ruling family; it is a public corporation with over 20 million shares held by hundreds of individual and corporate shareholders. The shareholders deserve an independent voice, direction and leadership as their Chairman.

One corporate governance expert in a 2003 report stated "The ultimate responsibility for good corporate governance rests with the Board of Directors. Only a strong, diligent and independent board of directors that understands the key issues, provides wise counsel and asks management the tough questions is capable of ensuring that the interests of the shareholders as well as other constituencies are being properly served."[1] An independent Chairman would exercise the voice of the independent shareholders and provide a fresh evaluation of the difficult issues facing the Corporation.

And, a properly focused Chairman would not be mere window dressing for the activities of senior management. By setting the agendas, priorities, and procedures of the Corporation, the Chairman will provide leadership for shareholders that is now lacking. By shaping the work of the Board, the independent Chairman will bring the Board to the forefront of supervising the business and activities of the Corporation as it is by law bound to do.

On February 9, 2009, the Corporation announced that Douglas J. Timmerman would step down some time during the 3rd calendar quarter of 2009 as the Chairman of the Board and CEO of the Corporation. There was no mention of who Mr. Timmerman's successor would be or of the process the Board of Directors would employ to find the best qualified successor. It is quite possible that the Board of Directors would appoint his son, Mr. Mark D. Timmerman as both Chairman and CEO.

Indeed, in the same announcement, director David L. Omachinski was designated as "Lead Director" (but not as Chairman or future Chairman of the Board). Mr. Omachinski is well qualified to act as Chairman and should have been so designated. Consequently, the need for this Resolution remains, regardless of the Corporation's recent announcement, because there is no assurance now or in the future that the position of Chairman of the Board will be held by an independent outside director.

Surely with the financial disaster that has engulfed the Corporation and its Bank, now is the time for the Board to reassert itself and take control of the restructuring of the Corporation and Bank, starting with the establishment of an independent Chairman of the Corporation.

Therefore, I urge shareholders to vote FOR the requirement of an independent Chairman of the Board for the Corporation.

---

[1] Commission of the Conference Board in a 2003 report.

MICHAEL BEST & FRIEDRICH LLP

Exhibit B

February 9, 2009 Press Release

Anchor BanCorp Creates Lead Director Position;
Doug Timmerman Announces Intention to Step Down as Chairman, CEO

Press Release NASDAQ:ABCW

FOR IMMEDIATE RELEASE
Date: February 9, 2009

Madison, Wisc. – The Board of Directors of Anchor BanCorp Wisconsin Inc. (ABCW) announced today that it has created the position of Lead Director and appointed David L. Omachinski, a current member of the Board of Directors, to that position. Mr. Omachinski has been a member of the Board since 2002, chairs the Board's Audit Committee and is a certified public accountant. Previously Mr. Omachinski served as President /Chief Operating Officer and prior to that, Vice President/Chief Financial Officer of Oshkosh B'Gosh Company. Following the sale of Oshkosh B'Gosh to Carter's in 2005, Mr. Omachinski has had an active management consulting practice

The Lead Director is an outside independent director who will provide regular, ongoing reports to the Board of Directors and who will actively review management and the ongoing operations of the Company. The Lead Director will consult with and assist management both in day-to-day operations and in developing and achieving short and long-term goals and strategies for the Company.

Also, ABCW announced that Doug Timmerman will step down as Chairman and Chief Executive Officer sometime during the third quarter of calendar 2009. Timmerman will remain on the Board of Directors and will continue to perform consulting services for the duration of his current employment agreement.

Douglas Timmerman, Chairman and Chief Executive Officer, stated, "The role of Lead Director is becoming more common in corporate America as companies seek to use all of the talent available to them in dealing with today's difficult economic situation. The addition of a Lead Director, and in particular of David with his extensive background and experience, will bring a fresh perspective and valuable hands-on support to our management team as we seek to deal with the challenges faced by ABCW and our industry."

"I have been privileged to serve as Chairman and Chief Executive Officer for 17 years. Now I, the entire Board of Directors and Management look forward to working with David in his new role," added Timmerman. During his tenure as Chairman and CEO, AnchorBank, fsb has grown from 16 offices in south central Wisconsin to 76 offices in 62 communities across the State. This growth was fueled by a series of successful mergers which have seen AnchorBank's staff grow from less than 300 to over 1,100 today and assets increase from some $500 million to nearly $5 billion during that same period. In 1992, Mr. Timmerman led the conversion of Anchor Savings and Loan from a mutual ownership entity to a public company, AnchorBanCorp Wisconsin, Inc.

-- More --

Anchor BanCorp's stock is traded on the NASDAQ exchange under the symbol ABCW. AnchorBank fsb, the wholly-owned subsidiary, has 74 full service offices and two loan origination only offices. All are located in Wisconsin.

For more information, contact Dale Ringgenberg, CFO, at (608)252-1810, Douglas J. Timmerman, President, Chairman and CEO of Anchor BanCorp Wisconsin, at (608)252-8782, or Mark D. Timmerman, President and CEO of AnchorBank at (608)252-8784.